Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: April 27, 2021

The following are excerpts from a transcript of the first quarter earnings call hosted by Canadian National Railway Company (“CN”) on April 26, 2021.

[...]

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

In line with our existing strategy, CN made a superior proposal to acquire KCS. This is the right next step for both CN and KCS towards becoming the premier railway of the 21st century.

Turning to slide 6. We are confident that together with KCS experience and very talented team, we will be able to continue that success in a combination of CN and KCS to the benefit of both companies. Specifically, the software will deliver superior value to KCS shareholders. CN’s proposal represent a 21% premium to the CP proposal and more than double the amount of cash per share resulting in not just greater value, but also greater certainty of the value for KCS shareholders.

The combination will also significantly enhance customers choice and competition. In particular, it will create a new express route that connect the US, Mexico and Canada with end-to-end seamless single owner, single operator service. It would connect vibrant port from all three coasts to more end-to-end market in cities. It would connect CN and KCS buyers and sellers to more destination. It will also preserve access to all existing interchange option to enhance route choice and ensure robust competition. We are also firmly committed to maintaining open gateways to competitors network.

We believe this combination will enable better solution to our customers, speed up movement of goods from country-to-country, coast-to-coast, enhance competition, create jobs up and down the railroad and prevent millions of tons of greenhouse gas from entering the atmosphere by converting truck traffic to rail supply chain.

As an update on where our proposal currently stands. On April 21st, we submitted a prefiling notification to the STB of our intent to file an application seeking authority to combine with KCS should the KCS board of directors accept our superior proposal.

We are proposing to use an identical boarding trust structure that CP has proposed, and we are confident that the STB will not subject our proposal to any different standard in approving the voting trust than those that would be applicable to CP. We believe that both voting trusts are equally likely to be approved.

If our voting trust is approved and a combination with KCS is consummated, KCS shareholders will receive the value of their consideration being offered when the transaction flows in trust which we anticipate to be as soon as the second half of 2021. We are fully committed to this transaction and confident in our ability to achieve all necessary regulatory approval to close into our voting trust and then ultimately receive approval to combine with KCS.

On page 7, I would like to provide a brief update on our strong progress as we have made in only one week since announcing our proposed combination.

We were very pleased to learn on Saturday that the board KCS determined that CN’s offer is reasonably expected to lead through company’s superior proposal and we were granted permission to conduct our complementary due diligence. We look forward to working toward finalizing a definitive agreement merger to combine our two great railroads.

I connected with that the CEO of KCS over the weekend and reiterated CN’s strong enthusiasm, readiness and most importantly our deep commitment to begin collaboration with the KCS team toward a successful combination.

Secondly, we filed earlier today an application with the STB for the approval of our voting trust and named Dave Starling as the Trustee.

Finally, a great importance of note. In less than a week of making a proposal to combine with KCS, we have received an overwhelming amount of support from more than 500 freight customers for the consistent partner, supplier, government official and other stakeholders. They have voiced their support for a combined CN KCS, which will help them compete in their market and better serve their needs by offering greater choice and greater efficiencies.

We have also spoken to our shareholders and many of you as well and appreciate your strong support in this combination. I myself on the behalf of the entire CN team, we are fully committed to this transaction and we’re very confident in our ability to achieve all the necessary regulatory approval to close in to a voting trust and then ultimately receive approval to combine with KCS. Together, we will create the premium North American railway for the 21st century.

[...]

Ghislain Houle

Chief Financial Officer & Executive Vice President, Canadian National Railway Co.

Now moving on to slide 17, we generated strong free cash flow of nearly CAD 540 million in Q1, down about CAD 35 million from last year. Mainly from lower net cash from operating activities partly offset by lower CapEx. We’re fast buying back shares in light of our proposal to combine with a KCS.

[...]

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

So, and thank you for all of you to joining us today. It’s a proactive approach where core economic growth for merger that we’re proposing, connecting more sellers and buyers. And I would like to take a moment to reiterate some of the highly compelling aspects of our proposal.

By combining with KCS, we would compete head-to-head on all three course at lower cost, safer service, better fuel efficiencies for Mexico through heartland of America. This will result in a safer, faster, cleaner and stronger railway. In addition, we would bring our leading ESG and operating expertise to KCS business to benefit our both company stakeholders.

As mentioned during our April 20th announcement, based on our conservative and preliminary announced publicly available information, the combined company is expected to achieve EBITDA synergies approaching CAD 1 billion with the vast majority coming from additional revenue opportunity.

The strong cash flow generation of the combined company will allow the company to rapidly de-lever following the closure of the transaction. We anticipate the transaction would be acquisitive to CN adjusted diluted earnings per share in the first full year following termination of the voting trust and CN assuming control of KCS and double- digit accretion up in full realization thereafter.

We are confident in the strength of our business and strategies, I would progress toward becoming the premier railway of the 21st century. We look forward to engaging prospectively with the KCS board and all relevant stakeholders to deliver the superior transaction with KCS, to deliver greater choice of efficiencies for customers, and deliver enhanced opportunities for employee and local communities.

Overall, we have a better bid, we are better partner, better railway and the best solution for KCS and our North American economy.

[...]

David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

Hey. Good afternoon, guys. So, JJ, I want to kind of ask this question again a little bit. I know we talked about this when you made the bid. But looking at this transaction, why is now the right time to come in with a competing off if you’re like where – what’s changed in the market that makes this such a better deal that may have been two or three or five years ago at a lower price point?

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

So, there’s many reasons why now and I covered them those earlier last week. But the main reason why now is, that the board of KCS obviously after a very thorough thinking have decided it’s time for them to crystallize the value for their shareholders. Therefore, they’re running at this point to entertain, doing a merger and a we’re strategic partner of merger with basically another railroad. So, the timing of that is also very much dependent because whether or not you have a partner with you could dance.

And then from an economic point of view, we’re at the beginning of a post-economic recovery, the GDP forecast for North America looks as good as it can be. We had the USMCA, which was renewed which is also something that has specific value to sort of top combination. And then, depending who you believe, the time of Mexico this might be the decade of Mexico in terms of mutual earnings. Now that there is some challenge between relationship North America and China. But also the fact that the cost of labor in China has been rising to the point where Mexico might have a better decade. And all that you put that together the fact that long-term money is affordable. When you put all that together, it says to CN, yeah, it’s time for you to make a good offer to the KCS board and for them to consider very seriously.

David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

That’s very clear. Maybe if I just kind of squeeze one little follow-up in here. You think about the unique drivers of value. Is it more about getting CN’s rail connections further west or further south?

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

So, there is a driver of value here very definitely for us to be successful. We need to create a superior product. A product that can really compete with long haul truck. And on that point, I could ask Rob to comment on that. But right now, the rail network in North America is not really designed to really be as successful as can be for long haul distance from say, Mexico City all the way to Detroit, Toronto on the east or Mexico City to the Wisconsin and Calgary on the west. In order to do that, putting two rail road together already makes it appealing. Do you want to make some comment, Rob, about the product that we have in line?

Rob Reilly

Executive Vice President & Chief Operating Officer, Canadian National Railway Co.

Yeah. Sure, JJ. David, when you look at it and as JJ just talked about with the UMCA contract just finalized here last year, really needs a strong transportation option. We don’t get to Mexico and certainly, the KCS does and it allows us to really become the true North American railroad really connecting the continent. But we bring a lot of things to the table when we look at it. When we look at the different industries, the auto industry would get a second line of service between Detroit and Kansas City that would help increase and enhance options.

Intermodal service from Mexico to the Upper Midwest and Southern Ontario that’s actually been in truck today. So, [ph] line 35 (22:31) it’s really about taking it off the highway, saving the fuel and emissions, really increasing choices for shippers. For farmers in the Midwest, Iowa, Illinois, Wisconsin, Indiana and others see opportunities to better access the Mexican market. Our reach in port access would open the Midwest in KCS shippers to the world quite frankly from the Atlantic to the Pacific and the Gulf.

For Canadian aluminum producers, the ability to directly reach markets in southern US and Mexico. For lumber and panel buyers in Texas, CN’s forest products franchise gets fully unlocked and allows for further optimization and utilization of our fleet over 10,000 center beams and boxcars. I could keep going on but there is a lot of things this combination would bring enhancing choices for shippers and customers and really be in the backbone of USMCA.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Yeah, more choice, more competition and very much focused on growth. Thank you, David.

[...]

Scott H. Group

Analyst, Wolfe Research LLC

Hey, thanks. Afternoon, guys. So, I’m going to – I want to ask about the operating ratio. Just because it does look like it’ll be first among the rails this quarter and I know you talked about may be a sub-60 OR earlier in the quarter. Is that now in this higher guidance? And then longer term, CP talked about may be a low 50s OR pro forma with KCS. How do you think about your OR longer-term on a pro forma basis? And maybe, do you see opportunities to leverage some of the success that KCS has had with PSR to get your margins back on track?

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

So, maybe, I can start and then Ghislain can add. But when we look long-term we look at a North American network focusing on the economic trial that I was talking about earlier and significant growth coming from intermodal. So, in a world of growth, growth for intermodal, the focus at CN will be very much more EPS than they tried to get the lowest OR that one could get, for example, if you move a lot of crude, a lot of coal. Ghislain?

Ghislain Houle

Chief Financial Officer & Executive Vice President, Canadian National Railway Co.

Yeah. And on that front, JJ, thanks. On EPS, we’re quite proud of our results for this quarter. I mean, when you look, our earnings are up 1% all the other rails are down including our Canadian competitor. They stated that their earnings was up, but if you take out the CAD 50 million one-time land sales, they’re actually down 5%. So, we’re up 1% and when you look at the underlying fundamentals of the business, as we mentioned, we would be up 11% when we consider the fuel lag and we consider FX. So, quite proud of EPS and this is what we’re focused on.

[...]

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

As I said, we were focused on EPS. The focus is on EPS that’s what we want to optimize.

Scott H. Group

Analyst, Wolfe Research LLC

Okay. And do you have any – can you clarify where the guidance is on [indiscernible] (25:52)?

Ghislain Houle

Chief Financial Officer & Executive Vice President, Canadian National Railway Co.

No, I mean our guidance as we – and we’re quite proud. I mean, we upped our guidance. I think that we’re quite bullish on the economy coming forward on the markets and we upped our guidance, as you know, to targeting double-digit EPS growth. And that’s what our guidance is with backed up by a high single-digit RTM growth, that’s our guidance.

[...]

Thomas Wadewitz

Analyst, UBS Securities LLC

Yeah, JJ. Thank you for the question here. I wanted to try to get your sense as the kind of negotiation with KSU and how you address maybe some of the concerns that they potentially would have regarding the regulatory process. So, I guess in particular, CP now has visibility with the waiver that they would be able to go to a voting trust, you don’t yet have that visibility. And so, is that a significant barrier to an agreement with KSU? Are there things that you can do in terms of the negotiation that that would address concerns that they might have that they reached an agreement with you, but then STB comes back and says, no, we’re not going to allow you to do a voting trust.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Thanks for the question, Tom. So, we’ve only put our offer to KCS, Tuesday of last week, and only this morning that we filed for the voting trust. So, and we fully intend to address every regulatory issue concern that KCS has. So, maybe, Sean, maybe you could give a brief on an update kind of where we’re at in the process of doing this different things.

Sean Finn

Secretary, Chief Legal Officer & EVP, Canadian National Railway Co.

Sure. Thanks, JJ. Sure, Tom. Happy to do so. So, obviously, we have a filing [indiscernible] (29:05) with KCS and we have access to the data room, but we’re going to start a dialogue in the coming days with them. I think you saw today, we filed at the STB a letter sending out our views on the process by which the STB will rule on the voting trust, first of all.

Secondly, we also filed a petition with our voting trust which are identical to the other voting trust before the STB was put forward by CP. Our application’s very simple. We’re just asking the STB, has they enunciated their process to approve the voting trust that they do both at the same time. So, the same track, the same standards and ultimately they come to decision at the same time with respect to both CP’s voting trust and our voting trust.

And we’re very confident even working with KCS, who’d obviously be interested in both parties seeing their voting trust getting approved.

But we adopted a process that is fair, transparent and evenhanded, and we’re confident that the STB will do that. We’ve absent the rule by May 31st, which puts us in line to be in a position where both voting trusts have been approved with STB prior to the vote by the KCS shareholders sometime in June. So, obviously, that dialogue is ongoing. We’ll able to show, no doubt with the KCS that when it comes to the voting trust our position is identical to CP, and hopefully we’re very confident that the STB will rule on both at the same time. We think that’s the best approach to have an even level playing field for everybody.

Ultimately at this stage, as you know, the standards for the voting trust is public interest. It does not go to the competitive issues, but again our transaction is procompetitive where you have new choices, additional choices for customers in the US and across the network, and we’re very confident that we’ll get to the voting trust to be approved at STB in early June, late May.

Thomas Wadewitz

Analyst, UBS Securities LLC

Do you need an agreement first for them to review it or not an agreement with KSU, or not necessarily?

Sean Finn

Secretary, Chief Legal Officer & EVP, Canadian National Railway Co.

No not. We filed. We opened our proceeding last week and we filed a voting trust, and it’s not required that you have the final agreements signed before the approved voting trust.

[...]

Allison M. Landry

Analyst, Credit Suisse Securities (USA) LLC

Good afternoon. Maybe just following up on Tom’s question. I mean, there seems to be some disparity between CN’s view about what the public interest standard actually means specifically from the voting trust compared with how CP is outlining their view of the public interest standard. So, maybe if you can just sort of walk us through, how you understand the STB language? What you think it means? I mean, basically CP is trying to or is arguing that competition is something that that will be considered. I think what CN is saying is more about financial fitness, and the divestiture of the asset. So, hoping you could provide some clarity on your view of what the public interest standard means specifically from the voting trust? Thank you.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Sean, you want to talk to these technical points?

Sean Finn

Secretary, Chief Legal Officer & EVP, Canadian National Railway Co.

Sure. Allison, I’d be very happy to. Well, first of all, again, Allison, our position is that our bid is procompetitive.

We’ll create choices for customers, and therefore it does enhance competition. I also wanted to comment our view is, there are no insolvable regulatory problems. I mean, there is a history of these issues that are raised in the context of [ph] S&P (32:57) acquisition is being mitigated and worked out with obviously their customers through the STB process.

The standard with respect to the voting trust is very clear, and our trust is exactly the same as CP. As the public interest of standard, but it focuses on the risk of financial harm of the applicant carriers and that goes to if for some reason the transaction will have to be approved that both carriers in our case KCS and CN will remain financially viable at post the transaction, if you had to unwind the voting trust, and we’re very confident both companies are extremely viable, would not have an issue post the voting trust were not to be approved.

Ensuring that there is no proper control of KCS, and it is clear both in our voting trust that there is no control by CN. The trustee being Dave Starling is an independent trustee with great experience when it comes to both the rail industry but also KCS specifically, and we were have to go up in his independence as trustee. And therefore, we are very confident that the public standard test that must be met at this stage will be analyzed by the STB, and again the issue will be, and [indiscernible] (34:06) to do is supply the same standard, and the same criteria, in the same timeframe to both voting trust. So, we’re confident that when the STB receives both applicants detailed submission on the public interest that they will come to the view that in our case we made the public interest trust and our boarding trust will be approved by the STB.

[...]

Jason Seidl

Analyst, Cowen and Company

Thank you very much. Hey, JJ and team. Thanks for taking my question. I want to talk on any of the customer overlap that may exist and maybe you could walk us through some of your options on how to sort of plicate the STB, and the customers going forward with the deal.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

So, the overlap that is well known is between Baton Rouge and New Orleans where both CN and KCS has a parallel line. And we know the detail of that, and we think we can definitely solve that. As Sean said earlier to the one problem, none of them are insolvable and we will resolve them. And Rob you want to are there so called overlap?

Rob Reilly

Executive Vice President & Chief Operating Officer, Canadian National Railway Co.

Yeah. I think you hit it. The overlap, just like we said on Tuesday, is really between Baton Rouge and New Orleans, where we do have a few customers that their options will go from two to one. We knew that going in, and we said that. Again that represents less than 1% of the combined railroads network. So, we will remedy it. There’s a number of things you can do with that including divestiture of the line, but we’ll cross that bridge when the time comes, but we will handle it.

Other places that are out there that have been mentioned. I’ll just go through them real quick Jackson, Mississippi, there is no two-to-one. East St. Louis, no two-to-one. Springfield, Illinois no two-to-one. Council Bluffs, no two-to-one. Mobile, Alabama no two-to-one. In fact the port of Mobile Alabama has sent in their support for our proposed merger, so they get it.

If for some reason, there is another issue out there, we’ll work with our customers to remedy that as we always have. And as JJ said, it’s important to note that little over three business days over 500 letters of support, that’s significant in terms of what we’re seeing out there. Thanks for the question.

Jason Seidl

Analyst, Cowen and Company

I appreciate a lot.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Hopefully, this helps clarifies. Everything has been said on this in the last week, so thank you for the question, Jason. Next question.

[...]

Justin Long

Analyst, Stephens, Inc.

Thanks, and good afternoon. I wanted to ask about the 75 locomotive orders that you mentioned. I think you got approval for that from the board. Any color you can give on the expected timing of those units, and when they should be delivered? And is this an order that’s contingent on the merger being approved, or is this predicated on just the standalone business, and the growth you’re expecting?

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

So, I’ll pass it on to Rob, but just to clarify the approval of the board for the grain fleet expansion, and the locomotive fleet expansion took place before we made the offer to KCS. Rob?

Rob Reilly

Executive Vice President & Chief Operating Officer, Canadian National Railway Co.

Yeah. That’s exactly right. It had nothing to do with the merger, and does not have anything to do with the merger. It’s really based on growth, and growth prospects we see over the next 12 to 24 months. In terms of timing, we expect to get roughly 25 of those here in the second half of this year, the other 50 first half of next year. There could be some variability. If volume is bigger than that. We could post some of those forward, but that’s about what will look like in terms of the timing.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Yeah. So, we’re not losing our focus at all on Canadian grain and Canadian farmers. We’re making a major capital investment over three years adding a renewing 3,500 new lower fuel high capacity Hopper cars, and the 75 locomotive. We’ve got some flexibility when we take them. That’s basically our commitment that as we see growth coming, we want to be prepared for it, we want to be able to move the economy and do our part to enable the recovery post COVID. Thank you, Justin.

[...]

Chris Wetherbee

Analyst, Citigroup Global Markets, Inc.

Yeah. Hey, guys. Thanks for taking the question. I guess, maybe a couple of things here. First, just on the voting trust. When you think about sort of the similar approaches that you would like the STB to take, you both of them. I guess I’m trying to make sure I understand that relative to the desire to have your deal reviewed by the new merger rules, as opposed to seeking the waiver. Is there a reason why maybe the same rules make sense for the trust, as opposed to potentially the deal?

And then in terms of what ultimately kind of becomes, how the industry ultimate shapes? How would you expect something the dashing effect to look if you were to be able to KCU? Do you think this triggers something else in the future, or do you think this is sort of one and done, and then sort of...

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

So, thank you, Chris. It’s a question often asked. So, [ph] over (43:32) to our expert to you Sean to cover that.

Sean Finn

Secretary, Chief Legal Officer & EVP, Canadian National Railway Co.

Thanks, Chris. On the question of the waiver maybe, which you’re asking about. To be specific, we believe we can close the transaction on new rules or old rules. So, for some reason, the STB were to rule, but we’ve taken the position from the outset that we think that this transition should be reviewed under new rules, first of all.

Secondly, it does provide, and obviously our 500 or more support letters are recognized the fact that CN has taken the position that we are confident that under that new rules we can get this transaction approved, and closed.

When it comes to evaluating the voting trust, again we’re of the view that clearly in our submission what we said is that we want the same standards applied, and the same timeline and the public interest test for the approval of the voting trust. Our submission is that, it is the same for both voting trust leading us to ask the STB to rule both at the same time, and hopefully adopting a process, which will allow us to even a level playing field, which is fair, transparent and evenhanded. So, obviously, our position is that when it comes to the voting trust, our regulatory assessment is identical to CP when it comes to getting it approved as a vehicle to use to move on to the next level of this transaction.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

So, I hope this helps. Yeah. Go ahead.

Chris Wetherbee

Analyst, Citigroup Global Markets, Inc.

Downstream effects, what do you think about that?

Sean Finn

Secretary, Chief Legal Officer & EVP, Canadian National Railway Co.

Well, I think that something will be obviously assessed by the board based on the new rules on the overall transaction and will address those as they come through, but again our capability of demonstrating is procompetitive that as Rob clearly explained that there has competition and there are areas where we have to address with mitigation but remain confident that on the new rules we can get this transaction approved and closed.

[...]

Brandon R. Oglenski

Analyst, Barclays Capital, Inc.

Hey. Yeah. Good afternoon, and thanks for taking my question. I guess, JJ or Rob, there was a lot of public discussion last week about how your potential combination would be somewhat anti-competitive from a rail perspective. And I think it went beyond just the share line in Louisiana. So, could you give us maybe some more expensive response to those comments especially in relation to [ph] non-agreements (48:05), which supposedly could be more challenged going forward?

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Well, maybe I’ll start. I mean, frankly, our focus from the beginning has been on KCS and creating value for their shareholders and their customers as well as the CN shareholders. The combination that we’re proposing is really procompetitive. It’s really about creating new products, new services, they compete harder. There is nothing wrong with competition. Competition is good. It brings innovation and it brings new services. It helps connect more buyers with more sellers. CN has a bigger network, we can actually connect more destination. All these gateway will remain open. CN is a railroad, including CN we make good money [ph] at interchange (48:51) traffic on other railroad.

So, there is definitely no incentive financially otherwise not to make continue to grow the interchange business but all the railroad including the CP at Kansas City. So, a merger that’s based on growth is a merger that’s really is looking for a bigger pie of the overall freight in North America, and that too we’re not looking for a bigger side of a small pie. We’re looking for a bigger pie and therefore asset changing with other railroad as well as competing much harder with truck which obviously what we created now as a premier railroad of the 21st century focused on the economy ahead.

The economy ahead of us is going to be much more related to consumers and to intermodal, all are less reliant on thermal coal and crude has been good and bad at times. Crude is too volatile to actually do a merger of this size. And so, I mean, our view is always from the beginning, this is pro competition, it’s to create new product, it’s about growth and it’s about creating reason for freight shipper to use the rail network. Rob, you want to add?

Rob Reilly

Executive Vice President & Chief Operating Officer, Canadian National Railway Co.

Yeah, you nailed it. I think you hit on all the key points. I just reemphasize as JJ said, we plan on keeping the gateways open. There’s no plans to shut those, so as far as your question on the airline that’s our plan.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Yeah. And just to add, when you look at the ports, Mobile, New Orleans, Montreal, Quebec City, Halifax, Vancouver, Rupert, Lazaro Cardenas’ Veracruz, all these ports with this combination can really connect to even more [ph] indolent (50:32) market. You could connect St. Louis, Memphis, Kansas City to all three coasts.

Transatlantic trade to Kansas City, South American tolls to Kansas City coming from the West as well you could potentially give an opportunity again for Lazaro Cardenas to potentially be an option for those to import product in Houston and or export product from Houston back to Asia.

When you look at the map, you got to look at what you could do to actually enhance the economy and enable something that was put together with a lot of effort USMCA, enabled the continent also to do more it’s way within itself. You have now the content of a finished vehicle North America requires the higher content made from North America so that means more product, more parts moving within the continent, very long haul and that’s what this combination is all about is to support and enable the economy ahead, no intention of reducing competition or closing gateway.

[...]

Amit Mehrotra

Analyst, Deutsche Bank Securities, Inc.

Thanks for letting me ask the question. JJ, I want to ask a previous question slightly in different way if I could, so bear with me for a second. I mean you and the team have obviously done a lot of work, offered a compelling proposal I think that’s undeniably, but at the end of the day the outcome is quite binary. And what I was hoping, you could help us with is, how CNI is impacted by a potential CP, KCS merger, both I guess with respect to the competitive implications for CNI and then also there’s an outcome like that necessitate the need for your company and the CNI or to pursue other acquisition opportunities to counterbalance that competitive implication.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

So thanks for the question, so that’s really a question for later, it is something we have been talking about obviously for the last many, many years as to the so-called endgame. I’ll focus really is the opportunity at hand. The board of KCS had decided that they are willing to partner with the end of the railroad, a strategic partner and CN, from the very beginning of when we got privatized the first thing that we did was made an acquisition early on and beyond Central we had a marketing alliance with KCS and then early days we have been focused on was at that time known as NAFTA.

NAFTA has now been renewed with somewhat differently, but a lot of the quite NAFTA attraction was still there today. So that’s really the focus we have. If this doesn’t happen then we will see at that time but there is a lot of value and we believe as Sean was saying earlier that we can resolve this different issues as they come and that’s what we’re focused on right now, but just look at the CN networks the way it is today with three coasts huge amount of potential just standalone, just remember when we started 25 years ago the company was nowhere where it is today.

We build it up over 17, 18 different acquisitions, big and small. We’ve built it up organic growth and that is always be the case. We’re very nimble and we are going to keep doing that. Right now we’re focusing on one specific, the KCS and NAFTA railroad, USMCA railroad, it doesn’t mean that our future is any different long-term. We have a bright future, no matter what, but we think that this is the time to do this one transaction first time since I joined CN that actually KCS is actually willing to merge with some another railroad, so we will jump on that.

Amit Mehrotra

Analyst, Deutsche Bank Securities, Inc.

Okay, very good. Thank you. Best of luck.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you.

Sean Finn

Secretary, Chief Legal Officer & EVP, Canadian National Railway Co.

JJ, if I may just I wanted to be clear that when we talked about the voting trust before clearly our application, there is no date yet for the KCS shareholder vote but our application today we’re looking to have, our voting trust approved on the same timeline as CP’s voting trust the same standards and the same criteria and that will be done prior to the voting trust of KCS. It might have a voting trust by the end of May or June and while presumptuous I’m assuming that’s what it could play [indiscernible] (55:06), but clearly want to be clear that we want to ensure that the FTB rules on both voting trust prior to the KCS shareholder vote later this year.

[...]

Benoit Poirier

Analyst, Desjardins Securities, Inc.

Good afternoon, everyone. Obviously, very good color about the voting trust, but now when we look at data room. Could you provide may be more color about the timing to perform data room analysis, I know it’s not your first time and I would assume it’s more virtual these days. And if you could also provide some color about the timing to make a binding proposal and finalize definitive merger agreement. Thank you.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Sean, you want to cover that?

Sean Finn

Secretary, Chief Legal Officer & EVP, Canadian National Railway Co.

Yeah, Poirier. Thank you. Yes, they said we started, we would be starting tomorrow hopefully getting access to the data room, looking at, is a virtual data room to your question, that could take us two-and-a-half weeks to get, get our confirmatory due diligence completed and therefore allow us to then move to finalizing. We’ve already tabled a draft merger agreement. We have one ready to go, so we’ll just update it in line with the due diligence and hopefully we’ll be engaging very proactively and very respectfully in days to come with the KCS team. And we’re looking forward to be in a position have hopefully a merger agreement in the next 30 to 40 days.

[...]

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Well, thank you, thank you for joining us today. Obviously it’s an important time in the CN history. As we mentioned earlier, we’re proud of our first quarter result. The economy ahead of us looks good. The operating metrics are solid, fuel efficiency is good. Very important to us also is our safety performance, much improved in the personal injuries and train accidents, so a lot of good things that look good for the quarters to come. On the long-term view, obviously the desire of CN to give reasons to the Board of KCS to consider a combination about us is very much top of mind and we are going to be putting a lot of focus and effort on to that in the coming weeks. So, thank you for joining us today and more to come in the weeks and months to come. Thank you.

[...]

The following are slides excerpted from the “First Quarter 2021 Financial and Operating Results” presentation, which was presented during the first quarter earnings call hosted by CN on April 26, 2021.

Recap of our Superior Proposal to Combine With KCS Higher Premium, Proposal of US$325 per share; 21% premium to the CP proposal (1) More Upfront Cash KCS shareholders will participate in the upside and value creation Best in Class CN and KCS will create the premier railway for the 21st century across the USMCA Combined Network, EBITDA synergies approaching US$1B (2) – mainly driven by ESG-positive conversion of truck to rail More Synergies Combination will create significant value for both CN and KCS shareholders Plain vanilla voting trust structure identical to CP’s – KCS shareholders to receive their consideration Lower at the time of closing into the voting trust (estimated in 2H/2021) Execution Risk Better M&A track record of executing and integrating transactions, notably in the U.S. No CN shareholder approval requirement Good For Competition, CN will comply with the current merger rules and demonstrate enhanced competition Shippers, and our Combined Employees Bringing together two exceptional, talented, high performing teams Better bid. Better partner. Better railway. Best solution. (1) Based on CN and CP closing NYSE share prices of US$118.13 and US$365.37, as of April 19, 2021. Payable US$200 in cash and 1.059 CN shares for each KCS share. (2) Preliminary management estimates based on publicly available information. Please see website, First Quarter Results, www.cn.ca/financial-results, for an explanation of these non-GAAP measure.

Strong Progress on Proposed Combination Since April 20th CN is fully engaged and on track towards a successful combination with KCS 1. The KCS Board determined that CN’s proposal could reasonably be expected to lead to a “Company Superior Proposal” (1) - We have begun to engage with the KCS Board and management team to complete our confirmatory diligence - We look forward to finalizing a definitive merger agreement to create the premier railway for the 21st century 2. We have filed a motion with the STB for the approval of our voting trust - Named David Starling, former President & CEO of KCS, as trustee and requested that CN’s voting trust be reviewed on the same schedule and basis as CP’s 3. We have actively engaged with our major stakeholders – customers, employees, investors, and communities - Very positive feedback and strong endorsement of the proposed combination from our key stakeholders - Overwhelming endorsement from our customers, with over 400 letters of support in under 1 week (1) As defined in KCS’ existing merger agreement with CP 7

CN-KCS is Unique, Highly Strategic, and Value Accretive Premier Canada-U.S.-Mexico railway network Unparalleled stakeholder benefits: Safer, Faster, Cleaner, Stronger Accelerate ESG-driven growth and enhanced choice for the customer + EBITDA synergies approaching US$1B – preliminary estimate (1) Strong balance sheet with rapid deleveraging profile Expected to be highly value accretive to all shareholders (2) The best solution for the North American economy (1) Management preliminary estimates based on public information. (2) The combination is expected to be accretive to CN’s Adjusted Diluted EPS, excluding incremental transaction-related amortization, in the first full year following CN’s acquisition of control of KCS, and is expected to generate double-digit accretion upon the full realization of synergies thereafter. Please see website, First Quarter Results, www.cn.ca/financial-results, for an explanation of these non-GAAP measures. 20

Creating The Premier North American Railway for the 21st Century Better Bid. Better Partner. Better Railway. Best Solution.

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL

CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.